SIX MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended September 30, 2009 and the audited consolidated financial statements for the year ended March 31, 2009, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 16, 2009.

We continue to actively monitor the effects of the current economic and credit conditions on our business, review our discretionary capital spending, projects, and operating costs and implement appropriate cash management strategies.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Overview

Amarc is actively working to make a major mineral deposit discovery that has the potential to deliver both substantial growth and value to the Company. In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Amarc has focused its efforts in two areas: grassroots exploration in British Columbia ("BC") and property evaluations from favorable mining jurisdictions around the world.

Over the past four years, the Company's BC-focused property evaluations and grassroots-stage geological, geochemical and geophysical exploration programs have primarily been directed towards discovering bulk-tonnage gold-copper deposits and high-value base metals deposits.

Through its property evaluation efforts, Amarc has acquired, by option agreement, the Newton gold-copper property. Subsequent to the end of the quarter, the Company initiated a targeted drilling program at Newton. Selected targets defined from Amarc's extensive BC regional programs in the underexplored and highly prospective Sitlika Zinc-Copper Belt during calendar 2007 and 2008 are being further advanced by the Company in 20091. Other properties are being offered for joint venture.

__________________________________________

1 Note that all dates in this discussion refer to the calendar rather than the fiscal year.

The Newton Property

The Newton property is located approximately 120 kilometers southwest of the City of Williams Lake in south-central BC (see figure below). Historical core drilling by previous operators at the Newton property tested for porphyry-style copper-gold mineralization and, generally, returned low grade results. However, two drill holes (DDH06-12 and DDH06-03) positioned approximately 200 metres apart at the very eastern edge of the drilled area intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold) and 97 metres at 0.51 g/t Au, respectively. Both holes bottomed in mineralization. Geological interpretation suggests an apparent bulk-tonnage gold environment. Amarc is currently drilling a series of holes to test for extensions to the bulk tonnage-style gold mineralization to the east and/or at depth.

Newton Property Agreement

In June 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with High Ridge Resources Inc. ("High Ridge") on the Newton property. Under the terms of the Newton Agreement, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment and issuing 100,000 Amarc shares to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the agreement. On exercise of the option by Amarc, the two parties will enter into a joint venture agreement. The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties. Pursuant to these underlying agreements High Ridge has the right to acquire a 100% undivided interest in all claims held under the agreement through a series of staged payments and share issuances (all of which High Ridge states have been completed) and exploration expenditures; High Ridge states that a $240,000 commitment due on or before December 31, 2009 is outstanding. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Advance royalty payments of $25,000 are required annually starting in 2012.

Location of Amarc's Active Projects

The Sitlika Copper-Zinc Belt

Located in central BC (see figure above), the Sitlika Belt extends for some 230 kilometers from the Endako–Vanderhoof area and northwest through one of the best-endowed mineral districts in the province.

In December 2006 Amarc acquired, by staking and option agreement, exploration properties covering an area of approximately 1,100 square kilometers along the Sitlika Belt. Later staking increased the Company's tenure position to approximately 2,000 square kilometers. Following exploration programs that have resulted in targets being defined and prioritized, Amarc has reduced its land holdings to currently focus on an area of approximately 260 square kilometers.

The Sitlika Belt is underlain by gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), the results from which indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide ("VMS") deposits. The Sitlika rocks are also considered to correlate with the Kutcho Creek Formation, located approximately 250 kilometers to the north, which host the Kutcho Creek VMS deposits. The Kutcho deposits have reported measured and indicated resources of 10.4 million tonnes grading 2.1% copper, 2.9% zinc, 0.3 g/t gold and 32 g/t silver (Capstone Mining).

A number of promising zinc and/or copper dominated targets were identified along the Sitlika Belt by geologically mapping several of the targets, collecting approximately 1,700 stream sediment and over 27,000 soil samples, and completing 155 line-kilometers of induced polarization ("IP") geophysical surveys and 1,000 line-kilometers of helicopter-borne AeroTem II magnetic geophysical surveys in 2007 and 2008. These surveys were followed up by conducting approximately 4,600 meters of diamond drilling.

Four outstanding copper and/or zinc mineral deposit targets within the Bodine Project area – the Bodine-Warren, Huge South, Olsen and Big Time plays – are being advanced during the 2009 field season.

Approximately $6.6 million has been spent on the Sitlika Belt since 2007.

The Bodine Project is located in the central part of the Sitlika Belt. Initial reconnaissance by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop. Channel samples returned encouraging grades of 1.79% and 1.37% copper over 2.9 meters and 2.4 meters, respectively.

The Bodine-Warren target hosts significant potential for the discovery of base-metal rich VMS deposits. In 2008, initial drilling tested soil anomalies, comprised of significant copper and zinc concentrations with associated silver and lead values, which are coincident with IP signatures and extend over a 2,000 meter by 700 meter area. These holes intercepted thick sequences of favorable felsic volcanic rocks and confirmed the permissive nature of the geological environment for VMS-style mineralization. Strong rock alteration was found associated with intervals of disseminated to stringer-like zones of sulphide mineralization that returned highly anomalous zinc and copper values. The 2009 drill program was designed to further test anomalous zinc and copper zones in the northern sector of the property, where sulphide content appears to be higher. Results from the program are currently being assessed.

The Huge South target is hosted by a thick felsic volcanic pile that extends over at least eight kilometers and represents a classic environment for VMS type mineralization. Soil geochemical sampling in 2008 defined a strong copper-in-soil anomaly, extending over a length of almost five kilometers and open to both the northwest and to the southeast. Geological mapping, some 600 soil samples and approximately 21 line-kilometers of IP survey have been undertaken in 2009 to further define the target. These and the 2008 results have been reviewed and drill targets defined. Amarc has decided to offer the project for joint venture.

The prospective Olsen target was identified through geological mapping, as well as geochemical and geophysical surveys, undertaken in 2008 and 2009. The soil grid defined a significant zinc-copper anomaly over approximately 1,100 meters, which is coincident with a strong IP chargeability signature, and associated with felsic volcanic units that represent preferred stratigraphy for VMS mineralization. Drill targets are defined. The Olsen project is to be offered for joint venture.

The Big Time prospect, although located within the Bodine Project area, represents a variation away from the typical Sitlika Belt geological environment and targeted deposit type. A one-kilometer by one-kilometer, open-ended, multi-element soil anomaly with a strong porphyry copper-molybdenum affinity and significant gold and silver concentrations was defined at Big Time in 1008. In order to test this deposit target, additional definition work has been done in 2009, including geological mapping, soil sampling (some 500 samples) and surveying approximately 12 line-kilometers by induced polarization geophysics. A moderate to strong copper-molybdenum-silver soil anomaly was defined which is associated with a series of porphyry dykes and stocks, is broadly coincident with an IP signature and has peripheral zinc-lead-gold-silver soil anomalies. No further work is planned on the property.

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. The Company has paid $125,000 in property option payments for Bodine to date. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Falkirk Property Agreement

In June 2009, Amarc and Falkirk Resources Corp. ("Falkirk") entered into an Option and Joint Venture Agreement on the Big Time property, which was subsequently amended to include the Bodine-Warren property. Under the terms of the Amended Option and Joint Venture Agreement, Falkirk has the right to earn a 50% interest in the Bodine-Warren property by issuing 100,000 shares to Amarc and funding $600,000 in exploration expenditures before December 31, 2009. Amarc is the operator. On exercise of the option by Falkirk, the two parties will enter into a Joint Venture Agreement. The Agreement is subject to an underlying option agreement ("Bodine Agreement") with an arm's length party, whereby Amarc has the right to acquire a 100% undivided interest in all claims held under this agreement through a series of staged payments and exploration expenditures. The claims held under the Bodine Agreement are subject to a 3% net smelter royalty, 2% of which may be purchased for $2 million with the remaining 1% subject to a right of first refusal in favor of Amarc. Annual advance royalty payments of $50,000 are required, starting in 2012 (see "Bodine Property Agreement" above).

The Pinchi Property

The Pinchi property is situated within the Quesnel Trough, a geological trend that hosts numerous porphyry gold-copper deposits in BC. It lies along the same structural corridor as the Kwanika porphyry copper-gold deposit and the Lorraine copper-gold-silver deposits. A drill program was carried out in 2009, designed to test coincident strong aeromagnetic and IP geophysical anomalies underlying a region covered with glacial gravel and no outcrop. Results from the drill program are currently being assessed.

Pinchi Property Agreement

Amarc has entered into an Option Agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. Under the terms of the Option Agreement with Lysander, Amarc has the right to earn a 60% interest in the Pinchi property by funding $151,000 in exploration expenditures on or before November 2009 and an additional $3 million in exploration expenditures over the ensuing three calendar years. Amarc can earn an additional 15% interest by incurring an additional $4 million in exploration expenditures over the subsequent two calendar years. Upon the earlier of Amarc exercising its second option to earn a 75% interest or electing to remain at a 60% interest, the two parties will enter into a Joint Venture Agreement.

The Rapid Property

In April 2008, Amarc staked the Rapid Property, which covered approximately 400 square kilometers of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. The land position has since been reduced to approximately 5 square kilometers.

The Rapid property is located 36 kilometers northwest of the town of Fort St. James. Access to the site is by a network of forestry roads.

An airborne magnetic geophysical survey carried out in the early part of the 2008 season was followed up by focused geological mapping, collection of 2,840 geochemical soil samples and completion of approximately 34 line-kilometers of IP. No further work is planned in 2009.

The cost of the programs to date is approximately $576,000.

Pinchi Belt Gold Properties

Amarc currently holds a land position of approximately 10 square kilometers along the Pinchi Belt, located to the east of the Sitlika Copper-Zinc Belt.

The Pinchi properties are underlain by Paleozoic limestone, sedimentary and volcanic rocks that have been intruded by Mesozoic intrusive rocks. This geologic environment is prospective for bulk-tonnage gold deposits.

The Company performed airborne and ground-based geophysical surveys and grid-based geochemical surveys during the 2007 field season. Four targets were followed-up in 2007. In 2008, approximately 1,200 soil geochemical samples were collected from the Grand and Grand North targets. Subsequent to a review of these results and those from the 2007 field season, the Company has decided to retain only the Grand and the Petite claims. Currently, no work is planned on either the Grand or Petite plays in 2009.

The costs incurred on the Pinchi program to date total approximately $474,000.

Other BC Agreements

The Tulox Property Agreement

The Tulox property, located in the Cariboo region and comprising an area of 252 square kilometers, was acquired during 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) on the Tulox Property. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,700,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 250,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

The Chona Agreement with an arm's length party, through which the Company retained a 2.5% net smelter royalty in the Chona property, has lapsed. No further work is planned on the Chona property located in BC.

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA property, has lapsed. No further work is planned on the AA property located in BC.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan.

The Company has no plans to undertake any programs on these properties in 2009.

Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainties in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. There was an unprecedented 70% drop in prices over the six months from July to December 2008. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007.

Copper prices stabilized in January 2009, then began to increase. The average copper price in 2009 to the date of this report is US$2.23/lb.

Zinc prices in 2008 ranged from a high $1.29/lb in March to a low of $0.50/lb in October, and averaged US$0.80/lb for the year. Prices stabilized in January 2009, and generally have been increasing since that time, averaging approximately US$0.72/lb to the date of this report.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009. Prices in 2009 have averaged approximately US$951/oz.

1.3        Selected Annual Information

Not required for interim MD&A.

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Sept 30	June 30		Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2009	2009		2009	2008	2008	2008	2008	2007
Current assets	$2,931	$3,023		$3,373	$2,025	$4,054	$6,697	$7,963	$5,991
Other assets	46	49		54	60	65	90	20	22
Total assets	2,977	3,072		3,427	2,085	4,119	6,787	7,984	6,013

Current liabilities	683	67		34	132	1,040	498	225	40
Shareholders' equity	2,294	3,005		3,393	1,953	3,079	6,289	7,758	5,973
Total liabilities &	2,977	3,072		3,427	2,085	4,119	6,787	7,984	6,013
shareholders' equity

Working capital	2,248	2,956		3,339	1,893	3,014	6,199	7,738	5,951

Expenses
Amortization	3	6		6	6	6	4	1	1
Exploration	790	196		301	1,515	2,974	1,264	489	443
Tax credits received	(252)	–		(1,435)	–	–	–	–	–
Legal, accounting and audit	5	6		31	2	(4)	8	27	21
Management and consulting	–	–		2	17	28	12	–	18
Office and administration	46	41		35	39	50	55	49	37
Salaries and benefits	73	106		(97)	107	123	76	56	78
Shareholder communication	25	18		(78)	44	96	61	20	21
Travel and conference	7	6		9	8	18	18	86	5
Trust and filing	7	1		10	9	5	1	11	7
Subtotal	704	380		(1,217)	1, 747	3,297	1,500	741	631
Foreign exchange loss	30	13		(6)	(177)	(41)	5	(34)	1
(gain)
Gain on disposal of	–	–			–	(14)	–	–	–
equipment
Interest income	(12)	(4)		(232)	(9)	(32)	(36)	(50)	(64)
Tax related to flow-through	–	–		16	65	–	–	–	–
financing
Subtotal	722	389		(1,440)	1,626	3,211	1,469	656	568
Stock-based compensation	22	33		39	11	194	–	–	–
Net loss (income) for the	$744	$422	$	(1,401)	$1,637	$3,405	$1,469	$656	$568
period
Unrealized loss on
available-for-sale	5	–		–	–	–	–	–	–
marketable securities
Comprehensive loss for	$749	$422	$	(1,401)	$1,637	$3,405	$1,469	$656	$568
the period
Basic and diluted net loss	$0.01	$0.01		$(0.02)	$0.02	$0.05	$0.02	$0.01	$0.01
(profit) per share

Weighted average number
of common shares	72,783	72,739		70,684	67,848	67,739	67,739	63,344	63,299
outstanding (thousands)

1.5        Results of Operations

The Company had a net loss of $1,165,931 for the six month period ended September 30, 2009, compared to a net loss of $4,873,723 for the same period in fiscal 2009. The decrease in loss for the quarter was due primarily to decreased exploration expenditures in British Columbia compared to the previous season.

Exploration expenses for the six month period ended September 30, 2009, before stock-based compensation expense and Mineral Exploration Tax Credit ("METC") (see section 1.7 below), decreased to $986,478, compared to $4,238,537 for the same period in the previous year. This decrease was due to a decrease in exploration activities during the six month period ended September 30, 2009, compared to the same period of the prior year. The major exploration expenditures during the period were for assays and analysis (2010 – $57,555; 2009 – $394,001), drilling (2010 – $53,118; 2009 – $595,707), engineering (2010 – nil; 2009 – $320,889), geological (2010 – $347,913; 2009 – $1,708,838), transportation (2010 – $147,517; 2009 – $428,871), and site activities (2010 – $142,163; 2009 – $409,125).

Administrative costs for the six month period ended September 30, 2009 also decreased in line with the decrease in exploration activities, compared to the same period in the previous year. The major administrative costs during the period were for salaries and benefits (2010 – $178,707; 2009 – $199,221), office and administration (2010 – $87,254; 2009 – $104,149), and shareholder communication (2010 – $43,219; 2009 – $157,136).

Stock-based compensation expense of $54,984 was charged to operations during the six month period ended September 30, 2009, compared to $193,816 for the same period of fiscal 2009.

Interest income decreased to $15,236 for the six month period ended September 30, 2009, compared to $67,525 for the same period last year, due mainly to lower average interest rates and lower average cash balance during the six month period ended September 30, 2009 compared to same period of the prior year.

A foreign exchange loss of $42,585 was recorded during the six month period ended September 30, 2009, compared to a gain of $35,887 in the same period of the prior year, due to the appreciation of the Canadian dollar during the current period.

1.6        Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At September 30, 2009, the Company had working capital of approximately $2.2 million, compared to working capital of $3.3 million as at March 31, 2009. The decrease in working capital is due to the exploration and administrative expenditure incurred during the six month period ended September 30, 2009. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects, but in light of current market conditions will remain prudent and disciplined in its approach in doing so, by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7        Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

During the period ended September 30, 2009, the Company received $252,086 in cash from the provincial METC program. The METC initiative was introduced by the BC Government to stimulate new economic activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

The required disclosure is provided in note 8 of the accompanying unaudited financial statements as at and for the period ended September 30, 2009.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12      Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13      Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the period ended September 30, 2009.

1.14      Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the period ended September 30, 2009.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2   Disclosure of Outstanding Share Data

The following table details the share capital structure as at November 16, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			72,839,473
Warrants	February 9, 2011	$0.10	5,000,000
Options	July 19, 2011	$0.70	1,658,400
Options	April 28, 2012	$0.70	70,000

1.15.3   Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.4   International Financial Reporting Standards ("IFRS")

To prepare for the conversion to IFRS, the following plan has been developed:

Scope assessment and training

An IFRS conversion team has been established, and the members of the team are receiving technical and project planning training related to IFRS. Management believes the Company has allocated appropriate resources to the conversion project to develop an effective plan and the Company is continually assessing resource and training requirements as the project progresses.

Amendments and additions to current standards, carried out by the International Accounting Standards Board, are continually ongoing. As part of the conversion process, the Company monitors actual and expected changes to existing standards and attempts to assess the impact on the Company and its reporting requirements. An initial assessment of the impact of the IFRS conversion will be completed by the end of the 2010 fiscal year.

Design

Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS. The Company will start to collect accounting data in late fiscal 2010 and early fiscal 2011 to satisfy the IFRS requirement for the preparation of comparative balances for the fiscal 2012 IFRS conversion.

Implementation and Review

Upon adoption of IFRS in fiscal 2012, the Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.